UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2011

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated June 26, 2010.

Exhibit 99.1

EARNINGS RELEASE - INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2011

Highlights

•	Golar LNG Partners L.P. reports results for its first quarter after successfully completing its initial public offering (“IPO”) in April 2011
•	Net income attributable to unit holders of $13.1 million and operating income of $25.4 million for the second quarter of 2011
•	Generated distributable cash flow of $18.2 million for the second quarter of 2011
•	Declared dividend for the second quarter of $0.385 per unit ($0.3342 per unit on a pro-rata basis from the closing of the IPO through June 30, 2011) in line with forecasted distribution at IPO
•	Significant potential future growth outlook

Financial Results Overview

Golar LNG Partners L.P. (“Golar Partners” or the “Partnership”) reports net income attributable to Golar Partners owners of $13.1 million and operating income of $25.4 million for the second quarter of 2011 (the “second quarter”), as compared to $12.2 million and $25.0 million for the same period in the prior year. Operating results improved slightly mainly due to an increase in revenue as a result of higher charter rates due to inflation escalators contained within the charters, in particular the two floating storage and regasification units (“FSRUs”) on charter to Petrobras, which both had bi-annual rate increases in April 2011 amounting to an approximate 5 per cent increase over the two year period. This revenue increase was partly offset by higher operating costs. However all vessels operated well throughout the quarter with virtually 100 per cent utilisation. Net financial expenses decreased to $9.4 million for the second quarter, compared to $10.1 million for the same period last year.

For accounting purposes, in accordance with U.S. GAAP, Golar Partners is required to recognize in the income statement market valuations of certain financial items. These include the change in the fair value of certain of its derivative instruments, principally interest rate swap derivatives, as well as the retranslation of long-term lease balances denominated in British Pounds and the valuation of related currency swaps. These gains or losses do not affect cash flow or the calculation of distributable cash flow. They are unrealized gains or losses included in the income statement and will only become realized if a derivative or a lease is terminated. Other Financial Items in both the second quarter of 2011 and of 2010 reflect such losses. In respect of interest rate swaps, the loss was $4.6 million in the second quarter of 2011 and $4.1 million in the second quarter of 2010. In respect of net currency retranslation and currency swaps, the unrealized loss was $0.5 million in the second quarter of 2011 and $1.3 million in the second quarter of 2010.

1Golar Partners generated strong distributable cash flow of $18.2 million for the second quarter.

On July 29, 2011, the Partnership declared a dividend for the second quarter of $0.385 per unit ($0.3342 per unit on a pro-rata basis from the closing of the IPO through June 30, 2011) in line with forecasted distribution at IPO.

Financing and Liquidity

On April 13, 2011, the IPO of 13.8 million common units (including 1.8 million units issued in respect of an over-allotment option) of Golar Partners was completed. The Partnership is listed on the NASDAQ stock exchange under the symbol “GMLP”. As a result of the offering Golar LNG Limited’s ownership of Golar Partners was reduced to approximately 65%. Golar Partners owns and operates a fleet of two LNG carriers and two FSRUs, all of which operate under long-term charters.

As at June 30, 2011, the Partnership had cash and cash equivalents of $45.4 million and undrawn revolving credit facilities of $20 million. Total debt and capital lease obligations, net of restricted cash, were $429 million as of June 30, 2011.

As at June 30, 2011, Golar Partners had interest rate swaps outstanding of $316 million, which included an additional $138 million of interest swap agreements entered into since the IPO. In July 2011, the Partnership entered into a further $50 million of interest swap agreements, increasing the total to $366 million. This represents 85% of debt and capital lease obligations, net of restricted cash, as of June 30, 2011. The average fixed interest rate of these swaps is 3.3%. Average margins paid on outstanding debt in addition to the interest rate are approximately 1.1%.

Outlook

The Board is pleased with the start up performance of Golar Partners, operations are running well and there has been some growth in operating income.

As part of the IPO, Golar Partners received an option to acquire two additional FSRUs, the Golar Freeze and the Khannur, both of which are subject to long-term contracts. The Golar Freeze is currently operating under a 10 year charter with Dubai Supply Authority and the Khannur is scheduled to commence its 11 year charter with Nusantara Regas (a joint venture Pertamina and Indonesian gas distributor PGN) in Indonesia in the first quarter of 2012.

Golar Partners also has the right to acquire any of Golar LNG Limited’s LNG carriers and FSRUs that in the future obtain charters of greater than five years. Golar LNG has a significant fleet of LNG vessels in addition to the Golar Freeze and the Khannur; four existing modern LNG carriers, two older LNG carriers and a 50% share in a third, eight newbuild LNG carriers ordered and one newbuild FSRU ordered. It is anticipated that Golar LNG Limited will look to secure long-term contracts for a number of these vessels which would therefore provide further potential dropdown candidates for Golar Partners. In addition Golar Partners is looking at other interesting LNG investment opportunities outside of Golar LNG. The Board is confident that Golar Partners can, over the next three to five years, deliver solid growth for unit holders.

1  Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

August 18, 2011
Golar LNG Partners L.P.
Hamilton, Bermuda.

Questions should be directed to:
C/o Golar Management Ltd - +44 207 063 7900
Brian Tienzo or Graham Robjohns

SUMMARY CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF INCOME	Three months ended June 30,

	2011	2010
(in thousands, except for unit amounts)	unaudited	unaudited

Operating revenues	$39,518	$38,029

Vessel operating expenses	6,858	5,789
Voyage expenses	115	38
Administrative expenses	807	1,184
Depreciation and amortization	6,349	5,974
Total operating expenses	14,129	12,985

Operating income	25,389	25,044

Financial income (expenses)
Interest income	280	704
Interest expense	(3,026)	(3,598)
Other financial items	(6,616)	(7,179)
Net financial expenses	(9,362)	(10,073)
Income before taxes and non-controlling interests	16,027	14,971
Taxes	(399)	(298)
Net income	15,628	14,673
Net income attributable to non-controlling interests	(2,506)	(2,490)
Net income attributable to Golar LNG Partners LP Owners	13,122	12,183

Total units outstanding at the end of the period:
Common units (basic and diluted)	23,127,254
Subordinated units (basic and diluted)	15,949,831
General Partner units (basic and diluted)	797,492

SUMMARY CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS	At June 30, 2011	At December 31, 2010
(in thousands )	unaudited	unaudited

ASSETS
Short-term
Cash and cash equivalents	$45,375	$29,341
Restricted cash and short-term investments	15,277	16,492
Other current assets	2,558	2,142
Long-term
Restricted cash	146,853	140,970
Vessels and vessels under capital leases, net	702,453	715,653
Other long-term assets	4,625	16,468
Total assets	917,141	921,066

LIABILITIES AND EQUITY
Short-term
Current portion of long-term debt	34,375	33,381
Current portion of obligations under capital leases	3,231	3,113
Other current liabilities	56,324	60,690
Amounts due to related parties	630	369
Long-term
Long-term debt	278,991	296,432
Obligations under capital leases	274,623	268,380
Other long-term liabilities	19,468	46,643
Total liabilities	667,642	709,008
Equity
Owners’ equity	-	156,588
Partners’ capital:
Common unitholders	188,205	-
Subordinated unitholders	3,503	-
General partner interest	3,912	-
Total Partners’ capital	195,620	-
Accumulated other comprehensive income	(5,476)	-
Non-controlling interest	59,355	55,470
Total liabilities and equity	$917,141	$921,066

As of April 13, 2011, the financial statements of the Partnership as a separate legal entity are presented on a consolidated basis. Prior to April 13, 2011, the results of operations, cash flow and balance sheet have been carved out of the consolidated financial statements of Golar LNG Limited and therefore are presented on a combined carve-out basis. The combined entity’s historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership’s interests in the four vessels in its initial fleet. Accordingly, the historical combined carve-out interim financial statements prior to April 13, 2011 reflect allocations of certain administrative and other expenses, including share options and pension costs, mark-to-market valuations of interest rate and foreign currency swap derivatives. The basis for the allocations are described in note 2 of the audited combined financial statements for the year ended December 31, 2010 contained in the Registration Statement filed by Golar Partners with the U.S. Securities and Exchange Commission in connection with the IPO. These allocated costs have been accounted for as an equity contribution in the combined balance sheets.

APPENDIX A – RECONCILIAITON OF NON-GAAP FINANCIAL MEASURE

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation and amortisation, unrealized gains and losses from derivatives, unrealised foreign exchange gains and losses, other non-cash items and maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures, including expenditure on drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Golar Partners capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-trade partnerships to assist in evaluating a partnerships ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partner’s performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(in thousands)	Three months ended June 30, 2011 (unaudited)
Net income	15,628
Add:
Depreciation and amortization	6,349
Unrealised loss from interest rate derivatives	4,617
Unrealised net loss from foreign exchange and related foreign currency derivatives	526

Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(5,760)
Non-controlling interests share of DCF before maintenance and replacement capital expenditure	(3,171)
Distributable cash flow	18,189

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	statements about FSRU and LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs and LNG carriers;
•	statements about Golar Partners and Golar LNG's ability to retrofit vessels as FSRUs and the timing of the delivery and acceptance of any such retrofitted vessels;
•	Golar Partners anticipated growth strategies;
•	the effect of the worldwide economic slowdown;
•	turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in Golar Partners operating expenses, including drydocking and insurance costs and bunker prices;
•	forecasts of Golar Partners ability to make cash distributions on the units and the amount of any borrowings that may be necessary to make such distributions;
•	Golar Partners future financial condition or results of operations and our future revenues and expenses;
•	the repayment of debt and settling of interest rate swaps;
•	Golar Partners ability to make additional borrowings and to access debt and equity markets;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	the exercise of purchase options by the Partnerships charterers;
•	Golar Partners ability to maintain long-term relationships with major LNG traders;
•	Golar Partners ability to purchase vessels from Golar LNG in the future;
•	Golar Partners continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;
•	Golar Partners ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;
•	timely purchases and deliveries of newbuilding vessels;
•	future purchase prices of newbuildings and secondhand vessels;
•	Golar Partners ability to compete successfully for future chartering and newbuilding opportunities;
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
•	the expected cost of, and Golar Partners ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to Golar Partners business;
•	availability of skilled labor, vessel crews and management;
•	Golar Partners anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement;
•	the anticipated taxation of Golar Partners and distributions to Golar Partners unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	Golar Partners ability to retain key employees;
•	customers' increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	future sales of Golar Partners common units in the public market;

•	Golar Partners business strategy and other plans and objectives for future operations; and
•	other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, Golar Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: August 23, 2011	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer